

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2010

Mr. Glen F. Post, III
Chief Executive Officer and President
CenturyLink, Inc.
100 CenturyLink Dr.
Monroe, LA 71203

     RE: CenturyLink, Inc. (f/k/a CenturyTel, Inc.)
             Form 10-K for the fiscal year ended December 31, 2009
             File No. 001-7784

Dear Mr. Post:

     We have completed our review of your filing and do not have any further comments at this time.

                       Sincerely,

                       /s/ Larry Spirgel

                       Larry Spirgel
                       Assistant Director